SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
              (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

American International Petroleum Corporation
(Name of Issuer)

Common Stock, $.08 par value
(Title of Class of Securities)

026909-20-0
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, 18th Floor, New York, New York 10176, Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                             (Continued on the following pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Halifax Fund, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  13,196,735

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  13,196,735

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,196,735

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.99%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  The Palladin Group, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  13,196,735

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  13,196,735

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,196,735

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.99%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(d) with respect to the shares of common stock, $.08 par value (the "Common Stock") of American International Petroleum Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of February 15, 2001 and amends and supplements the Schedule 13G dated December 23, 1999. Except as set forth herein, such Schedule 13G is unmodified.

Item 1(b).        Address of Issuer's Principal Executive Offices:

         2950 North Loop West
         Houston, Texas  77092

Item 2(a).        Name of Person Filing:

     The names of the persons filing this statement on Schedule 13G are: Halifax Fund, L.P., a Cayman Islands exempted limited partnership ("Halifax"), and The Palladin Group, L.P., a Texas limited Partnership ("Palladin"). Yarmouth Investments Ltd., a Cayman Islands exempted company ("Yarmouth") is the sole general partner of Halifax. Palladin Capital Management, LLC, a Delaware limited liability company ("PCM"), is the sole general partner of Palladin. Palladin is the investment advisor of Halifax. Because its beneficial ownership arises solely from its status as the investment advisor of Halifax, Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock. PCM and Yarmouth are controlled by Jeffrey Devers.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

HALIFAX

         The business address of Halifax is c/o CITCO Fund Services (Cayman Islands) Limited, Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

PALLADIN

         The business address of Palladin is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

Item 2(c).        Citizenship:

         Halifax is an exempted limited partnership formed under the laws of the Cayman Islands.

         Palladin is a limited partnership formed under the laws of Texas.

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

         Halifax and Palladin together beneficially own a total of 60,638,376 shares of Common Stock (into which Halifax's 5% Convertible Debentures are convertible).

         In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Reporting Persons' 5% Convertible Debentures are convertible or exercisable, as applicable, are limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause the Reporting Persons' aggregate beneficial ownership to exceed the Ownership Limitation.

         Therefore, in accordance with the Ownership Limitation, Halifax and Palladin, based upon 118,902,713 shares of common stock outstanding, together beneficially own an aggregate of 13,196,735 shares of Common Stock, and disclaim beneficial ownership of 47,441,641 shares of Common Stock (assuming a conversion price for the 5% Convertible Debentures of $0.09514 as of December 31, 2000).

         (b)      Percent of class:

         Halifax's and Palladin's aggregate beneficial ownership of 13,196,735 shares of Common Stock constitutes 9.99% of all the outstanding shares of Common Stock.

         (c)      Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote

                           Not applicable.

                   (ii)    Shared power to vote or to direct the vote

     Halifax and Palladin together have shared power to vote or direct the vote of 13,196,735 shares of Common Stock.

                  (iii)    Sole power to dispose or to direct the
                           disposition of

                           Not applicable.

                    (iv)   Shared power to dispose or to direct
                           the disposition of

                           Halifax and Palladin together have shared power to dispose or direct the disposition of 13,196,735 shares of Common Stock.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: February 15, 2001

                                    HALIFAX FUND, L.P.

                                    By: Yarmouth Investments Ltd.,
                                            General Partner


                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person


                                    THE PALLADIN GROUP, L.P.

                                    By: Palladin Capital Management, LLC,
                                            General Partner


                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of American International Petroleum Corporation dated February 15, 2001 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: February 15, 2001

                                    HALIFAX FUND, L.P.

                                    By: Yarmouth Investments Ltd.,
                                            General Partner


                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person


                                    THE PALLADIN GROUP, L.P.

                                    By: Palladin Capital Management, LLC,
                                            General Partner


                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person